[NEW DRAGON LETTERHEAD]

May 10, 2006

Mr. Jonathan Duersch Securities and Exchange Commission Division of Corporation Finance Mail Stop 7010 150 F Street, N.E. Washington D.C. 20549

Re:	New Dragon Asia Corporation - Form 10-K for the Fiscal Year ended December 31, 2005

Dear Mr. Duersch:

New Dragon Asia Corporation (the “Company”) is in receipt of Jill King’s letter dated May 2, 2006 relating to the annual report referenced above. While the Company is endeavoring to respond to the Staff’s comments in a timely manner, due to a Chinese labor holiday, the letter was not received by the Company until May 9, 2006. As you discussed with Matthew Kepke of Loeb & Loeb LLP today, we understand that the Staff is willing to extend the time during which the Company must respond to the comments until May 31, 2006. We would respectfully request that the Staff provide this accommodation to the Company so that our response is as correct and comprehensive as possible and reflects the necessary consideration of the issues raised by the Company and our independent public accountants.

Please feel free to contact me at (86) 755 8831 2118 or Mitchell Nussbaum of Loeb & Loeb at (212) 407-4159 with any questions or concerns in this regard.

Sincerely,

/s/ Peter Mak
Peter Mak
Chief Financial Officer

cc: Mitchell Nussbaum
   Loeb & Loeb LLP